FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice regarding recently published news.

Official Notice

Chief Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 913 142 821 www.repsol.com

Madrid, January 19th 2010

In relation to the information published today by the newspaper “Expansión” regarding Repsol’s interests in Bolivia, stating that “The Spanish company could be obliged to deregister 90 million barrels of oil, equivalent to 4,800 million euro at market prices” (*), and in response to a request of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores), Repsol YPF wishes to state that the economic and legal terms of its contracts in the country have not been amended due to the new Bolivian Constitution.

For this reason, future cash flows and, therefore, the value of its assets and results of operations in Bolivia are not affected in any way.

In any case, the only effect to be determined is how to present information about oil and gas reserves, without any impact on the valuation of the economic interests of Repsol in Bolivia.

Repsol YPF regrets the release by the newspaper “Expansión” of inaccurate information that could be misleading for investors.

(*)	“La petrolera española se puede ver obligada a dejar de contabilizar 90 millones de barriles de petróleo, el equivalente a unos 4.800 millones de euros a precios de mercado.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: January 19th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer